**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Maybe Finance, Inc.

*Legal status of Issuer:*

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> March 17, 2021

*Physical Address of Issuer:*

1900 Corporate Dr #380024, Birmingham, Alabama 35238

*Website of Issuer:*

https://maybe.co

*Current Number of Employees:*

6

| | Most recent fiscal year-end (2021)* | Prior fiscal year-end (2020)* |
|---|---|---|
| **Total Assets** | $1,147,252 | $0 |
| **Cash & Cash Equivalents** | $1,135,072 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $48,661 | $0 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $(467,257) | $0 |

 * The Company was incorporated and began operations on March 17, 2021 and has a limited operating history. Thus, there are no financials to report for 2020.

Table of Contents

FORM C-AR

ABOUT THIS FORM C-AR ................................................................................................................1

FORWARD-LOOKING STATEMENTS ...........................................................................................1

OTHER INFORMATION ...................................................................................................................2

    Bad Actor Disclosure .....................................................................................................................2

SIGNATURE .......................................................................................................................................3


EXHIBIT A: Annual Report

SUMMARY ..........................................................................................................................................5

    The Company ..................................................................................................................................5

RISK FACTORS ..................................................................................................................................6

    Risks Related to the Company's Business and Industry .................................................................6

BUSINESS ..........................................................................................................................................10

    Description of the Business ...........................................................................................................10

    Business Plan .................................................................................................................................10

    The Company's Products and/or Services .....................................................................................10

    Competition ...................................................................................................................................10

    Customer Base ...............................................................................................................................10

    Intellectual Property ......................................................................................................................10

    *Domain Names* .............................................................................................................................10

    Governmental/Regulatory Approval and Compliance ..................................................................10

    Litigation .......................................................................................................................................10

DIRECTORS, OFFICERS, AND MANAGERS ...............................................................................11

    Indemnification .............................................................................................................................11

    Employees .....................................................................................................................................11

CAPITALIZATION, DEBT AND OWNERSHIP ............................................................................12

    Capitalization ................................................................................................................................12

    Debt ...............................................................................................................................................16

    Previous Offerings of Securities ..................................................................................................17

    Ownership .....................................................................................................................................17

FINANCIAL INFORMATION .........................................................................................................18

    Operations .....................................................................................................................................18

    Cash and Cash Equivalents ...........................................................................................................18

    Liquidity and Capital Resources ..................................................................................................18

    Capital Expenditures and Other Obligations ...............................................................................18

    Material Changes and Other Information ......................................................................................18

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST ....................19


EXHIBIT B: Financials ......................................................................................................................20



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Maybe Finance, Inc. ("**Maybe**", the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://maybe.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is May 6, 2022.

*THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.*

**ABOUT THIS FORM C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

**FORWARD-LOOKING STATEMENTS**

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

## OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joshua Pigford
(Signature)

Joshua Pigford
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Joshua Pigford
(Signature)

Joshua Pigford
(Name)

Director
(Title)

May 6, 2022
(Date)

/s/Travis Woods
(Signature)

Travis Woods
(Name)

Director
(Title)

May 6, 2022
(Date)

***Instructions.***

1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.        The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A
# ANNUAL REPORT
# (EXHIBIT A TO FORM C-AR)
# May 6, 2022

## Maybe Finance, Inc.



*The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.*

**The Company**

Maybe Finance, Inc. provides financial planning and wealth management through software. The Company incorporated in Delaware as a corporation on March 17, 2021.

The Company is located at 1900 Corporate Dr #380024, Birmingham, Alabama 35238.

The Company's website is https://maybe.co.

The Company conducts business in Alabama and provides services through the internet worldwide.

The information on the Company available on or through our website is not a part of this Form C-AR.

**Description of the Business**

The Company provides financial planning and wealth management tools through software. Customers connect and input various data sources to receive insights and analysis on their financial holdings.

# RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.*

## Risks Related to the Company's Business and Industry

### *We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### *The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.*

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

### *We may face potential difficulties in obtaining capital.*

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

### *We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.*

Currently, our authorized capital stock consists of 11,00,000 shares of common stock with a par value of $0.0001, of which 10,025,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

### *We may implement new lines of business or offer new products and services within existing lines of business.*

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on Joshua Pigford, our Chief Executive Officer, President, Secretary, sole director. The loss of Joshua Pigford could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

### *Damage to our reputation could negatively impact our business, financial condition and results of operations.*

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

### *Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

### *Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.*

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

### *The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.*

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**Description of the Business**

The Company provides financial planning and wealth management tools through software. Customers connect and input various data sources to receive insights and analysis on their financial holdings.

**Business Plan**

The Company provides financial planning and wealth management tools through software. Customers connect and input various data sources to receive insights and analysis on their financial holding. The Company will provide its software for both monthly and annual flat fees and anticipates that its customers will be located all over the world.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Maybe | Financial planning and wealth management software | Consumers who wish to self-manage their finances and investments |

**Competition**

The competitors in this space focus on financial advisory services and assets-under-management brokerage services. Any products they provide are ultimately a means to upsell a services component or to charge an assets-under-management fee. The major players in this space are Personal Capital, Wealthfront and Betterment.

The markets in which our services are provided are highly competitive. Our services compete against similar services of many large and small companies, including well-known global competitors.

**Customer Base**

Consumers who wish to self-manage their finances and investments.

**Supply Chain**

The only substantial vendor that Company uses is Amazon AWS.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 90664514 | "Maybe" | Trademark | April 22, 2021 | TBD | United States |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

## DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Joshua Pigford | Chief Executive Officer, President, Secretary and Director | For the past seven years, Josh was the CEO of Baremetrics, a business analytics company, where he handled CEO-level duties such as hiring, management and product development. Josh left the company in November 2020 after completing the sale of the company to a private equity firm.<br><br>Josh has been the CEO of Maybe Finance, Inc. since its formation in 2021. He handles CEO-level duties such as hiring, management and product development. | Mississippi College, B.S. in Graphic Design, 2005. |
| Travis Woods | Chief Financial Officer and Director | Travis has been a financial advisor to individual clients for the past twelve years. He has assisted clients in developing financial plans and making impactful financial decisions.<br><br>Travis has been the CFO of Maybe Finance, Inc. since September 2021. He handles all CFO duties as well as provides product development guidance. | Mississippi State University, M.B.A. in Business Administration, 2010; Mississippi State University, B.B.A. in Insurance, Risk Management and Financial Planning, 2008; CFP and CFA designations |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has six (6) employees.

# CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 11,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the filing of this Form C-AR, 10,025,000 shares of Common Stock are issued and outstanding.

*Outstanding Capital Stock*

The Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 10,025,000 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company's board of directors may authorize and issue additional shares of Common Stock which may dilute the Security. |

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C/A, the Company has the following additional securities outstanding:

| Type | Founder SAFE |
|---|---|
| **Face Value** | $100,000 |
| **Voting Rights** | Holders of the SAFE are not entitled to vote (prior to conversion) |
| **Anti-Dilution Rights** | None. |
| **Material Terms** | If there is an equity financing before the termination of the SAFE, on the initial closing of such equity financing, the SAFE will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price (calculated by taking a valuation cap of $10,000,000 and dividing that by the fully diluted capitalization of the Company). If there is a liquidity event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before the termination of the SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investor immediately prior to the consummation of the dissolution event. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs which may dilute the Security |

| Type | AngelList SAFE |
|---|---|
| **Face Value** | $380,000 |
| **Voting Rights** | The holder of the SAFE is not entitled to vote (prior to conversion) |
| **Anti-Dilution Rights** | None. |
| **Material Terms** | If there is an equity financing before the termination of the SAFE, on the initial closing of such equity financing, the SAFE will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price (calculated by taking a valuation cap of $10,000,000 and dividing that by the fully diluted capitalization of the Company). If there is a liquidity event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before the termination of the SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investor immediately prior to the consummation of the dissolution event. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | The aggregate percentage ownership by the SAFE holder assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFE were to convert at a valuation of $10,000,000 immediately prior to the filing of this Form C/A, the percentage ownership of the Company by the holder of the SAFE would be approximately 4%. |

| Type | SAFE |
|---|---|
| **Face Value** | $100,000 |
| **Voting Rights** | Holders of the SAFE are not entitled to vote (prior to conversion) |
| **Anti-Dilution Rights** | None. |
| **Material Terms** | If there is an equity financing before the termination of the SAFE, on the initial closing of such equity financing, the SAFE will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price (calculated by taking a valuation cap of $10,000,000 and dividing that by the fully diluted capitalization of the Company). If there is a liquidity event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before the termination of the SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investor immediately prior to the consummation of the dissolution event. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs which may dilute the Security |

| Type | Option to Purchase Common Stock |
|---|---|
| **Shares Issuable Upon Exercise** | 100,000 |
| **Voting Rights** | The holders of Options to purchase Common Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Options to purchase Common Stock which may dilute the Security. |

| Type | Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity) |
|---|---|
| **Face Value** | $1,069,996 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $10,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs which may dilute the Security. |

**Outstanding Debt**

The Company has no debt outstanding.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $282.50 | 10,025,000 | Working Capital. | April 7, 2021; July 31, 2021 | Rule 701 |
| SAFE | $380,000 | 1 | Working Capital. | April 12, 2021 | Section 4(a)(2) |
| SAFE | $100,000 | 1 | Working Capital. | April 12, 2021 | Section 4(a)(2) |
| SAFE | $100,000 | 1 | Working Capital. | June 29, 2021 | Section 4(a)(2) |
| Crowd SAFE (Simple Agreement for Future Equity) | $1,069,996 | 1,346 | Working Capital. | August 14, 2021 | Section 4(a)(2) |
| Options to Purchase Common Stock | N/A | 100,000 | N/A | May 4, 2022 | Rule 701 |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Joshua Pigford | 8,000,000 shares of Common Stock | 79.80% |
| Travis Woods | 2,025,000 shares of Common Stock | 20.20% |

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit B</u>.**

**Operations**

Maybe Finance, Inc. (the "**Company**") was incorporated on March 17, 2021 under the laws of the State of Delaware, and is headquartered in Birmingham, Alabama.

**Cash and Cash Equivalents**

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022 the Company had an aggregate of $835,706 in cash, leaving the Company with over 12 months of runway.

**Liquidity and Capital Resources**

In August 2021, the Company completed an offering pursuant to Regulation CF and raised $1,069,996.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the near future.

**Valuation**

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

**Material Changes and Other Information**

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(i)     On April 12, 2021, the Company issued a SAFE to Joshua Pigford, the Chief Executive Officer, which is convertible into preferred shares of the Company upon certain events. The issuance of the SAFE was in connection with $100,000 that Mr. Pigford invested in the Company.

(ii)    Joshua Pigford, the CEO of the Company, and Travis Woods, the CFO of the Company, are cousins.

# EXHIBIT B
# FINANCIALS (UNAUDITED)
# (EXHIBIT B TO FORM C-AR)
# May 6, 2022

**Maybe Finance, Inc.**



# Maybe Finance, Inc.

Balance Sheet

As of December 31, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** |  |
| Current Assets |  |
| Bank Accounts |  |
| Checking (0309) | 1,135,072.63 |
| **Total Bank Accounts** | **$1,135,072.63** |
| Other Current Assets |  |
| Prepaid Insurance | 12,180.24 |
| **Total Other Current Assets** | **$12,180.24** |
| **Total Current Assets** | **$1,147,252.87** |
| **TOTAL ASSETS** | **$1,147,252.87** |
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Other Current Liabilities |  |
| Accrued Contract Labor | 26,230.13 |
| Accrued Payroll | 22,431.57 |
| **Total Other Current Liabilities** | **$48,661.70** |
| **Total Current Liabilities** | **$48,661.70** |
| **Total Liabilities** | **$48,661.70** |
| Equity |  |
| Common Stock (Par $0.00001) | 100.25 |
| Paid In Capital | 1,573,567.69 |
| Retained Earnings |  |
| Syndication Costs | -7,819.50 |
| Net Income | -467,257.27 |
| **Total Equity** | **$1,098,591.17** |
| **TOTAL LIABILITIES AND EQUITY** | **$1,147,252.87** |

# Maybe Finance, Inc.

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---|
| Income |  |
| **Total Income** |  |
| GROSS PROFIT | **$0.00** |
| Expenses |  |
| General & Administrative Expenses | 1,500.00 |
| Bank Fees | 10.00 |
| Dues & subscriptions | 10,753.71 |
| Insurance | 9,401.26 |
| Legal & Professional Fees |  |
| Accounting | 1,490.81 |
| Legal | 6,750.00 |
| **Total Legal & Professional Fees** | **8,240.81** |
| Office Expenses |  |
| Computer Equipment | 1,706.21 |
| Postage | 430.84 |
| **Total Office Expenses** | **2,137.05** |
| Payroll - G&A |  |
| Employee Benefits - G&A | 527.88 |
| Employer Taxes - G&A | 1,610.52 |
| Wages - G&A | 16,659.10 |
| **Total Payroll - G&A** | **18,797.50** |
| Recruiting/Hiring | 4,577.98 |
| Travel - G&A | 165.00 |
| Airfare - G&A | 601.79 |
| Ground Transportation - G&A | 34.56 |
| Lodging - G&A | 868.96 |
| Travel Meals - G&A | 20.09 |
| **Total Travel - G&A** | **1,690.40** |
| **Total General & Administrative Expenses** | **57,108.71** |
| Research & Development |  |
| Contract Labor - R&D | 202,832.97 |
| Payroll - R&D |  |
| Employee Benefits - R&D | 6,806.06 |
| Employer Taxes - R&D | 11,391.26 |
| Wages - R&D | 124,512.63 |
| **Total Payroll - R&D** | **142,709.95** |
| Software & Tools - R&D | 8,708.46 |
| **Total Research & Development** | **354,251.38** |

# Maybe Finance, Inc.

## Profit and Loss
January - December 2021

|  | TOTAL |
|---|---|
| Sales & Marketing |  |
| Marketing |  |
| Advertising | 3,187.69 |
| Other Digital Ads | 5.20 |
| **Total Advertising** | **3,192.89** |
| Contract Labor - Marketing | 49,821.00 |
| Promotional | 1,594.49 |
| Software & Tools - Marketing | 844.80 |
| **Total Marketing** | **55,453.18** |
| Sales |  |
| Software & Tools - Sales | 444.00 |
| **Total Sales** | **444.00** |
| **Total Sales & Marketing** | **55,897.18** |
| **Total Expenses** | **$467,257.27** |
| NET OPERATING INCOME | $ -467,257.27 |
| NET INCOME | $ -467,257.27 |